UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)1
StealthGas Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
Y81669 10 6

(CUSIP Number)
July 16, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y81669 10 6	13G	Page	2	of	6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dimitris Maroulis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable.
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	5	SOLE VOTING POWER

NUMBER OF		2,000,000 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000 shares

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable.

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.96% (based on 22,310,110 shares of Common Stock issued and outstanding as of April 30, 2009 as reported in the issuer’s Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 18, 2009)

12	TYPE OF REPORTING PERSON*

IN

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Item 1.	(a)	Name of Issuer:

StealthGas Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

331 Kifissias Avenue Erithrea 14561 Athens, Greece

Item 2.	(a)	Name of Person Filing: Dimitris Maroulis

	(b)	Address of Principal Business Office or, if None, Residence:

12, Dinokratous str Kolonaki Athens 10675 Greece

	(c)	Citizenship:

Greece

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

	(e)	CUSIP Number:

Y81669 10 6
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

CUSIP No.	Y81669 10 6	13G	Page	4	of	6

(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J)

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

2,000,000 shares(1)

	(b)	Percent of class:

8.96% (based on 22,310,110 shares of Common Stock issued and outstanding as of April 30, 2009 as reported in the issuer’s Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 18, 2009)

	(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

2,000,000 shares

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,000,000 shares

(iv)	Shared power to dispose or to direct the disposition of:

0

(1)  The 2,000,000 shares of Common Stock reported on this Schedule 13G were acquired as a gift from Flawless Management Inc. to Dimitris Maroulis on July 16, 2009.

CUSIP No.	Y81669 10 6	13G	Page	5	of	6
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[The remainder of this page intentionally left blank.]

CUSIP No.	Y81669 10 6	13G	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 27, 2009

/s/ Dimitris Maroulis
Dimitris Maroulis